FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Banco Francés S.A. and Inversora Otar S.A. merger.

Buenos Aires, February 13, 2012

Messrs.

SECURITIES AND EXCHANGE COMMISSION

RE: SIGNIFICANT EVENT – BBVA BANCO FRANCÉS S.A. AND INVERSORA OTAR S.A. MERGER

We are pleased to address you, in compliance with the Regulations of the Argentine Securities Commission (Comisión Nacional de Valores, CNV), in order to inform you that BBVA Banco Francés S.A. and Inversora Otar S.A. approved at their respective Board of Directors’ Meetings held on February 9, 2012, a Pre-Merger Agreement between BBVA Banco Francés, as merging company, and Inversora Otar S.A., as merged company.

It is hereby stated that this merger is subject to the prior authorization of the Argentine Securities Commission, the Buenos Aires Stock Exchange, the Central Bank of the Republic of Argentina and the respective General Shareholders’ Meetings.

Yours faithfully,

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABC) - Casilla de Correo 3196 Correo Central (C1000ZAA) - BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 13, 2012	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer